                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     [NO FEE REQUIRED]
     For the fiscal year ended December 31, 1998

OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934
     For the transition period from ________ to ___________

Commission file number: 0-16484


                        GETCHELL GOLD 401(k) SAVINGS PLAN
                        ---------------------------------
                                  Title of Plan


                            GETCHELL GOLD CORPORATION
                            -------------------------
                              Issuer of Securities

         5460 South Quebec Street, Suite 240, Englewood, Colorado 80111
         --------------------------------------------------------------
                           Principal Executive Office

                        GETCHELL GOLD 401(k) SAVINGS PLAN



                       Financial Statements and Schedules
                           December 31, 1998 and 1997



                   (With Independent Auditors' Report Thereon)

                        GETCHELL GOLD 401(k) SAVINGS PLAN



                                      INDEX

                                                                                                               Page

Independent Auditors' Report  ................................................................................  1

Statements of Net Assets Available for Plan Benefits
         December 31, 1998 and 1997  .........................................................................  2

Statement of Changes in Net Assets Available for Plan Benefits
         For the year ended December 31, 1998  ...............................................................  3

Notes to Financial Statements  ................................................................................ 4

Schedules

         1        Assets Held for Investment Purposes (Form 5500, Item 27a) -
                  December 31, 1998  ......................................................................... 13

         2        Reportable Transactions (Form 5500, Item 27d) -
                  Year Ended December 31, 1998  .............................................................. 14

                          INDEPENDENT AUDITORS' REPORT


THE PLAN COMMITTEE
GETCHELL GOLD 401(K) SAVINGS PLAN:


We have audited the accompanying statements of net assets available for plan benefits of the Getchell Gold 401(k) Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the 1998 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    KPMG LLP

Denver, Colorado
May 21, 1999

                        GETCHELL GOLD 401(k) SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                                         December 31,
                                                                                -------------------------------
                                                                                   1998              1997
                                                                                -------------     -------------
                                   ASSETS
Cash and cash equivalents                                                       $      63,181     $     163,762
                                                                                -------------     -------------
Investments, at fair value (Note 3)
     Schwab U.S. Treasury Money Fund                                                  619,797           472,347
     Vanguard Fixed-Income Short-Term Corporate Fund                                  294,939           254,733
     Columbia Fixed Income Securities Fund                                            435,044           390,870
     Dodge & Cox Balanced Fund                                                      1,571,208         1,377,874
     Dodge & Cox Stock Fund                                                         1,630,070         1,384,757
     Davis New York Venture Fund                                                    1,763,580         1,422,554
     T. Rowe Price International Stock Fund                                           207,654           148,548
     Getchell Gold Corporation Common Stock                                         1,413,975           720,104
     Loans to participants                                                            749,061           663,356
                                                                                -------------     -------------
             Total investments                                                      8,685,328         6,835,143
                                                                                -------------     -------------
Receivables:
     Employee contributions                                                                 -            18,710
     Employer contributions                                                                 -             8,817
                                                                                -------------     -------------
             Total receivables                                                              -            27,527
                                                                                -------------     -------------
                  Net assets available for plan benefits                        $   8,748,509     $   7,026,432
                                                                                =============     =============

               See accompanying notes to the financial statements.

                        GETCHELL GOLD 401(k) SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                                  Year Ended
                                                                                 December 31,
                                                                                     1998
                                                                                --------------
Additions to net assets attributed to:
     Investment income:
         Net appreciation in fair value of investments, including
              realized and unrealized gains and losses                          $      583,920
         Interest and dividend income                                                  443,175
                                                                                --------------
             Net investment income                                                   1,027,095
                                                                                --------------

     Contributions:
         Employee                                                                    1,246,580
         Employer                                                                      489,856
                                                                                --------------
             Total contributions                                                     1,736,436
                                                                                --------------
     Other                                                                              24,890
                                                                                --------------
                  Total additions                                                    2,788,421
Deductions from net assets attributed
     to benefits paid to participants                                                1,066,344
                                                                                --------------
Net increase in net assets available for plan benefits                               1,722,077
Net assets available for plan benefits:
     Beginning of year                                                               7,026,432
                                                                                --------------
     End of year                                                               $     8,748,509
                                                                               ===============


               See accompanying notes to the financial statements.

                        GETCHELL GOLD 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

(1) DESCRIPTION OF THE PLAN

         The following brief description of the Getchell Gold (the "Company") 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

         The Plan is a qualified defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administration of the Plan is provided by Milliman & Robertson and trust services are provided by Charles Schwab Trust Company.

Eligibility and Contributions

         Employees who are at least 18 years of age are eligible to participate in the Plan on the first day of the calendar quarter following completion of one month of service. Participants may elect to contribute up to 15 percent of their pretax compensation, as defined by the Plan. The Internal Revenue Service ("IRS") has established guidelines which limit contributions by participants, which for 1998 was $10,000. Company contributions are established by the Plan Committee and are discretionary. Currently, the Company matches 100 percent of participants' contributions up to 4 percent of their compensation. During 1998, the Company made matching contributions of $489,856. Employees may also roll-over amounts into the Plan from other qualified defined benefit or contribution plans.

         Contributions are self-directed by participants into eight investment options offered by the Plan. The eight investment options include: Stable Asset, Short-Term Bond, Intermediate Bond, Mixed Investment, Basic Stock, Capital Appreciation, International Equity and Getchell Gold Corporation Common Stock. Each of these options is discussed further in Note 3.

         Each participant's account is credited with the participant and employer contributions and an allocation of investment earnings and losses. Contributions are accrued as of the date the participant's contributions are withheld from compensation. Contributions are deposited directly into the investment option selected by the participant.

                        GETCHELL GOLD 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

Vesting

         Participant contributions are fully vested at all times. Vesting of Company matching contributions and the earnings thereon is based on years of continuous service as follows:

                                     Percentage
        Years of Service               Vested
        ----------------             ----------

Less than three years                    0%

Three years or more                     100%


         The balance in a participant's employer contribution account shall become fully vested and nonforfeitable upon the occurrence of any one of the following events:

          (a)  Attainment of age 65 while still an employee
          (b)  Termination of employment as a result of disability
          (c)  Completion of three years of service
          (d)  Termination of employment as a result of the participant's death
          (e)  Termination of the Plan
          (f)  Partial termination of the Plan affecting the participant
          (g) Complete discontinuance by the Company of contributions to the Plan

Distributions and Refunds to Participants

         Withdrawals from the Plan may be made by a participant upon death, total disability, retirement, termination of employment or financial hardship. Employer contributions, if any, are subject to certain forfeiture provisions. Withdrawals may be paid in a lump sum, installment payments or a combination of the two depending upon the amount of the participant's account balance. There were no distributions payable as of December 31, 1998 and $10,195 of distributions were payable as of December 31, 1997.

Loans to Participants

         Participants are allowed to borrow up to 50 percent of their vested account balance, with a maximum loan amount of $50,000. Loans are generally due over a five-year period and bear interest at the prime rate on the first day of the month the loan was made, plus one percent. Loans for a primary residence may be repaid over 10 years, but not beyond the participant's normal retirement age.

                        GETCHELL GOLD 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

         The accompanying financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of additions to and deductions from net assets during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

         The Plan considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investment Valuation and Income Recognition

         When available, quoted market prices are used to value investments. Quoted market prices were available to value all investments at December 31, 1998 and 1997. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

         The Company may pay all expenses incurred in establishing and administering the Plan, including expenses and fees of the Trustee, but is not obligated to do so. Any such expenses not paid by the Company shall be paid from the Plan. All administrative expenses of the Plan for the year ended December 31, 1998 were paid by the Company with the exception of any transaction costs imposed by the trustee related to employee loans, which are charged directly to the employee's account. Forfeitures of nonvested employer contributions are used first to pay expenses under the Plan. Any remaining forfeitures are allocated in the same manner as matching contributions and additional Company contributions. For the year ended December 31, 1998, forfeitures totalled $40,501.

Payment of Benefits

         Benefit payments to participants are recorded upon distribution.

                        GETCHELL GOLD 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

(3) SUMMARY OF INVESTMENT OPTIONS

         Following is a summary of the objectives and strategies for the investment funds:

Stable Asset Option

         The Stable Asset Option consists of the Schwab U.S. Treasury Money Fund which is designed for investors who seek high current income consistent with liquidity and stability of capital. The fund invests solely in U.S. Treasury notes, bills and other direct obligations of the U.S. Treasury that are backed by the "full faith and credit" of the U.S. Government. The fund will only purchase securities that mature in 397 days or less, or which have a variable rate of interest readjusted no less frequently than every 397 days.

Short-Term Bond Option

         The Short-Term Bond Option consists of the Vanguard Fixed-Income Short-Term Corporate Fund which seeks income consistent with liquidity and minimum principal fluctuation. The fund invests in short-term investment-grade bonds and other fixed-income securities. It is expected to maintain an average weighted maturity between one and three years. Not more than 30% of the fund's assets may be invested in debt securities rated BBB. The fund may also invest in U.S. government securities, bank obligations, commercial paper, repurchase agreements and foreign securities.

Intermediate Bond Option

         The Intermediate Bond Option consists of the Columbia Fixed Income Securities Fund. This fund normally invests at least 95% of assets in investment-grade debt securities. It may also invest in unrated securities of similar quality. Up to 5% of assets may be invested in securities rated below investment-grade at the time of purchase. The fund ordinarily invests a portion of its assets in U.S. Government obligations, including GNMAs and FNMAs. The portfolio maturity varies in response to anticipated changes in interest rates. Generally, the fund purchases securities with intermediate and long-term maturities.

Mixed Investment Option

         The Mixed Investment Option consists of the Dodge & Cox Balanced Fund. This fund seeks income, conservation of principal and long-term growth of principal and income. The fund may invest up to 75% of its assets in common stocks and convertible securities. Prospective earnings and dividends are major considerations in these purchases. Individual securities are selected with regard to financial strength and economic background. The balance of the fund's assets are invested in investment-grade, fixed-income securities; unrated debt must be judged to be equivalent to those rated at least A.

                        GETCHELL GOLD 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

Basic Stock Option

         The Basic Stock Option consists of the Dodge & Cox Stock Fund. This stock fund seeks long-term growth of principal and income. Current income is a secondary objective. The fund intends to remain fully invested in equities with at least 65% of its assets in common stocks. Fund management seeks companies with financial strength and a sound economic background. Purchases are made on a long-term basis; the fund does not normally engage in short-term trading. It intends to purchase primarily issues listed on major exchanges.

Capital Appreciation Option

         The Capital Appreciation Option consists of the Davis New York Venture Fund which seeks growth of capital. The fund invests predominantly in equity securities of companies with market capitalizations of at least $250 million, but it may also hold issues with smaller capitalizations. The fund may invest up to 10% of its assets in securities of foreign issuers and up to 10% of its assets in restricted securities. It may also lend securities and write covered call options.

International Equity Option

         The International Equity Option consists of the T. Rowe Price International Stock Fund. This fund seeks total return on its assets from long-term growth of capital and income. The fund ordinarily invests at least 65% of its assets in the common stocks of established non-U.S. issuers. The balance of assets may be invested in preferred stocks, warrants, convertible securities, and/or debt securities. The fund typically maintains investments in at least three foreign countries; it may invest in both industrialized and developing countries.

Getchell Gold Corporation Common Stock Option

         Getchell Gold Corporation Common Stock (American Stock Exchange - GGO) offers employees the opportunity to invest in the Company's stock.

                        GETCHELL GOLD 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

         The following investments represent 5% or more of net assets available for plan benefits at December 31, 1998 and 1997:


                                                                     At December 31,
                                                          -------------------------------------
                                                                1998                 1997
                                                          ----------------     ----------------
Schwab U.S. Treasury Money Fund                           $        619,797       $      472,347

Columbia Fixed Income Securities Fund                              435,044              390,870

Dodge & Cox Balanced Fund                                        1,571,208            1,377,874

Dodge & Cox Stock Fund                                           1,630,070            1,384,757

Davis New York Venture Fund                                      1,763,580            1,422,554

Getchell Gold Corporation Common Stock                           1,413,975              720,104

Loans to Participants                                              749,061              663,356


(4) PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(5) RECONCILIATION TO IRS FORM 5500

         Withdrawals and refunds payable to employees are shown as a liability on IRS Form 5500. For financial statement purposes, all net assets of the Plan are considered to be available for plan benefits; therefore withdrawals and refunds payable to participants are not deducted from total assets to derive net assets available for plan benefits. Correspondingly, withdrawals and refunds to participants include only actual amounts paid during each year for financial statement purposes. For purposes of the IRS Form 5500, withdrawals and refunds include amounts payable to participants as a result of death, total disability, retirement, termination of employment or financial hardship.

                        GETCHELL GOLD 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                       December 31,
                                                                          --------------------------------------
                                                                                 1998                 1997
                                                                          ------------------    ----------------
Net assets available for benefits per the financial statements              $      8,748,509      $    7,026,432
Amounts allocated to withdrawing participants                                              -             (10,195)
                                                                          ------------------    ----------------
Net assets available for benefits per the Form 5500                         $      8,748,509      $    7,016,237
                                                                          ==================    ================


         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                      Year Ended December 31,
                                                                                -----------------------------------
                                                                                      1998               1997
                                                                                ----------------    ---------------
Benefits paid to participants per the financial statements                        $    1,066,344       $    808,946
Add: Amounts allocated to participants making
         withdrawals at the end of the current year                                            -             10,195
Less: Amounts allocated to participants making
      withdrawals at the end of the previous year                                         10,195                  -
                                                                                ----------------    ---------------
Benefits paid to participants per the Form 5500                                   $    1,056,149       $    819,141
                                                                                ================    ===============


(6) TAX STATUS

         The IRS has issued a determination letter dated September 17, 1997, indicating that the Plan, as amended, is qualified under Section 401(a) of the IRS Code ("the Code") and that the trust is therefore exempt from federal income tax under Section 501(a) of the Code.

(7)  SUBSEQUENT EVENT

         On December 11, 1998, the Company entered into an Agreement and Plan of Merger with Placer Dome, Inc., a Canada-based, international gold mining company, and Bullion Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Placer Dome, Inc. ("Merger Sub"), pursuant to which the Merger Sub will be merged (the "merger") with and into the Company, with the Company surviving the Merger and becoming a wholly owned subsidiary of Placer Dome, Inc. The Merger is subject to the Company's shareholder approval. The Company expects the Merger to be consummated on or about May 27, 1999. The effect of the Merger, if any, on the Plan is unknown at this time.

                        GETCHELL GOLD 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998


(8)                                                                  GETCHELL GOLD 401 (k) SAVINGS PLAN
                                                STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                                           AT DECEMBER 31, 1998
                                                                                Vanguard
                                                                                 Fixed-        Columbia
                                                                                 Income         Fixed      Dodge &      Dodge &
                                         Cash and                   Schwab        S-T          -Income      Cox           Cox
                                           Cash     Unallocated   US Treasury   Corporate     Securities  Balanced       Stock
                              Total     Equivalents Contributions  Money Fund     Fund           Fund       Fund          Fund
                            ----------  ----------- -------------  -----------  ----------    ----------  ---------    ----------
Cash and cash equivalents      $63,181     $63,181    $       -     $      -      $      -     $      -   $        -   $        -
Investments, at fair value   8,685,328           -            -      619,797       294,939      435,044    1,571,208    1,630,070
                            ----------  ----------  -----------  -----------    ----------     --------   ----------   ----------
                            $8,748,509     $63,181    $       -     $619,797      $294,939     $435,044   $1,571,208   $1,630,070
                            ==========  ==========  ===========  ===========    ==========     ========   ==========   ==========



                                        AT DECEMBER 31, 1998
                                 Davis      T. Rowe      Gold
                               New York      Price       Corp.        Loans
                                Venture   Intl. Stock   Common         to
                                 Fund        Fund        Stock     Participants
                             -----------  ----------  ----------   ------------
Cash and cash equivalents     $        -    $      -  $        -       $      -
Investments, at fair value     1,763,580     207,654   1,413,975        749,061
                             -----------  ----------  ----------   ------------
                              $1,763,580    $207,654  $1,413,975       $749,061
                             ===========  ==========  ==========   ============





                                                                AT DECEMBER 31, 1997
                                                                                    Vanguard
                                                                                     Fixed-      Columbia
                                                                                     Income       Fixed-     Dodge &       Dodge &
                                         Cash and                       Schwab        S-T         Income       Cox           Cox
                                           Cash        Unallocated    US Treasury  Corporate    Securities   Balanced       Stock
                              Total     Equivalents   Contributions   Money Fund      Fund         Fund        Fund          Fund
                            ----------  -----------   -------------   -----------  ----------   ----------  ----------   ----------
Cash and cash equivalents    $  163,762    $163,762         $     -     $      -   $        -     $      -  $        -   $        -
Investments, at fair value    6,835,143           -               -      472,347      254,733      390,870   1,377,874    1,384,757
Receivables:
    Employee contributions       18,710           -          18,710            -            -            -           -            -
    Employer contributions        8,817           -           8,817            -            -            -           -            -
                             ---------- -----------    ------------  -----------   ----------   ----------  ----------   ----------
                             $7,026,432    $163,762         $27,527     $472,347   $  254,733     $390,870  $1,377,874   $1,384,757
                             ========== ===========    ============  ===========   ==========   ==========  ==========   ==========


                                            AT DECEMBER 31, 1997

                                                        Getchell
                                 Davis      T. Rowe      Gold
                               New York      Price       Corp.         Loans
                                Venture   Intl. Stock   Common          to
                                 Fund         Fund       Stock     Participants
                             -----------  ----------  ----------   ------------
Cash and cash equivalents     $        -  $        -  $        -      $       -
Investments, at fair value     1,422,554     148,548     720,104        663,356
Receivables:
    Employee contributions             -           -           -              -
    Employer contributions             -           -           -              -
                             -----------  ----------  ----------   ------------
                              $1,422,554    $148,548    $720,104       $663,356
                             ===========  ==========  ==========   ============

                        GETCHELL GOLD 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998


(9)                                                                GETCHELL GOLD 401 (k) SAVINGS PLAN
                                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                                  FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                               Vanguard    Columbia
                                                                                                Fixed-      Fixed-     Dodge &
                                                       Cash and                    Schwab     Income S-T    Income       Cox
                                                        Cash       Unallocated   US Treasury  Corporate   Securities  Balanced
                                           Total     Equivalents  Contributions   Money Fund     Fund        Fund        Fund
                                        -----------  -----------  -------------  -----------  ----------  ----------  ----------
Additions to net assets attributed to:
Investment income:
  Net appreciation (depreciation) in
   fair value of investments              $583,920   $        -   $         -    $        -         $681       ($297)   ($37,325)
  Interest and dividend income             443,175       (2,690)            -        24,114       16,086      24,811     130,893
                                       -----------   ----------   -----------    ----------   ----------   ---------  ----------
      Net investment income              1,027,095       (2,690)            -        24,114       16,767      24,514      93,568
                                       -----------   ----------   -----------    ----------   ----------   ---------  ----------

Contributions:
  Employee                               1,246,580      (72,038)      (18,710)      143,921       72,359      73,207     280,393
  Employer                                 489,856      (22,333)       (8,817)       43,315       26,644      32,251     113,688
                                       -----------   ----------   -----------    ----------   ----------   ---------  ----------
    Total contributions                  1,736,436      (94,371)      (27,527)      187,236       99,003     105,458     394,081
                                       -----------   ----------   -----------    ----------   ----------   ---------  ----------

Other, net                                  24,890       18,061             -         7,865            -      (4,151)         (8)
                                       -----------   ----------   -----------    ----------   ----------   ---------  ----------

      Total additions (deletions)        2,788,421      (79,000)      (27,527)      219,215      115,770     125,821     487,641
                                       -----------   ----------   -----------    ----------   ----------   ---------  ----------

Deductions from net assets
 attributed to:
  Benefits paid to participants          1,066,344       10,195             -       176,140       69,999      66,363     191,698
  Loans advanced                                 -            -             -        20,682       36,695      43,993     132,074
  Loan payments                                  -       11,386             -       (13,173)     (21,526)    (25,865)    (86,115)
  Forfeitures                                    -            -             -       (40,501)       1,986       3,327      10,998
  Interfund transfers (to) from                  -            -             -       (71,383)     (11,590)     (6,171)     45,652
                                       -----------   ----------   -----------    ----------   ----------   ---------  ----------
  Total (additions) deductions           1,066,344       21,581             -        71,765       75,564      81,647     294,307
                                       -----------   ----------   -----------    ----------   ----------   ---------  ----------

     Net increase (decrease) in net
       assets available for plan
       benefits                          1,722,077     (100,581)      (27,527)      147,450       40,206      44,174     193,334
Net assets available for benefits:
   Beginning of year                     7,026,432      163,762        27,527       472,347      254,733     390,870   1,377,874
                                       -----------   ----------   -----------    ----------   ----------   ---------  ----------
   End of year                          $8,748,509      $63,181      $      -     $ 619,797     $294,939    $435,044  $1,571,208
                                       ===========   ==========   ===========    ==========   ==========   =========  ==========




                                                Dodge &     Davis       T. Rowe     Getchell
                                                 Cox      New York       Price      Gold Corp.     Loans
                                                Stock      Venture     Intl. Stock    Common         to
                                                 Fund       Fund          Fund        Stock     Participants
                                            -----------  ----------   -----------   ---------   ------------
Additions to net assets attributed to:
Investment income:
  Net appreciation (depreciation) in
   fair value of investments                   ($67,377)   $185,919       $21,541     $480,778   $         -
  Interest and dividend income                  144,731      38,055         7,196            -        59,979
                                            -----------  ----------   -----------   ----------   -----------
      Net investment income                      77,354     223,974        28,737      480,778        59,979
                                            -----------  ----------   -----------   ----------   -----------

Contributions:
  Employee                                      280,538     251,847        70,027      165,036             -
  Employer                                      100,834     109,464        20,502       74,308             -
                                            -----------  ----------   -----------   ----------   -----------
    Total contributions                         381,372     361,311        90,529      239,344             -
                                            -----------  ----------   -----------   ----------   -----------

Other, net                                        1,624         (65)          (87)     (10,389)       12,040
                                            -----------  ----------   -----------   ----------   -----------

      Total additions (deletions)               460,350     585,220       119,179      709,733        72,019
                                            -----------  ----------   -----------   ----------   -----------

Deductions from net assets
 attributed to:
  Benefits paid to participants                 134,482     172,961        26,782       48,530       169,194
  Loans advanced                                110,096     133,183        15,934       55,051      (547,708)
  Loan payments                                (107,985)    (72,973)       (9,863)     (38,714)      364,828
  Forfeitures                                     5,511      12,311         2,386        3,982             -
  Interfund transfers (to) from                  72,933      (1,288)       24,834      (52,987)            -
                                            -----------  ----------   -----------   ----------   -----------
  Total (additions) deductions                  215,037     244,194        60,073       15,862       (13,686)
                                            -----------  ----------   -----------   ----------   -----------
     Net increase (decrease) in net
     assets available for plan benefits         245,313     341,026        59,106      693,871        85,705
Net assets available for benefits:
   Beginning of year                          1,384,757   1,422,554       148,548      720,104       663,356
                                            -----------  ----------   -----------   ----------   -----------
   End of year                               $1,630,070  $1,763,580      $207,654   $1,413,975      $749,061
                                            ===========  ==========   ===========   ==========   ===========

                                                                      Schedule 1

                        GETCHELL GOLD 401(k) SAVINGS PLAN

            ASSETS HELD FOR INVESTMENT PURPOSES (FORM 5500, ITEM 27a)
                                December 31, 1998




                                                                       DESCRIPTION                       CURRENT
                         IDENTITY OF ISSUE                            OF INVESTMENT          COST         VALUE
                         -----------------                            -------------          ----        -------
Mutual Funds:
     Schwab U.S. Treasury Money Fund *                                619,797 units        $619,797      $619,797
     Vanguard Fixed-Income Short-Term Corporate Fund                  27,208 units          294,558       294,939
     Columbia Fixed Income Securities Fund                            32,418 units          432,617       435,044
     Dodge & Cox Balanced Fund                                        24,091 units        1,513,760     1,571,208
     Dodge & Cox Stock Fund                                           17,972 units        1,534,781     1,630,070
     Davis New York Venture Fund                                      70,515 units        1,366,671     1,763,580
     T. Rowe Price International Stock Fund                           13,853 units          194,751       207,654
Common stock -
     Getchell Gold Corporation Common Stock *                         51,889 shares       1,095,646     1,413,975

Loans to Participants- maturity dates ranging from                   Interest rates
      January 8, 1999 to October 30, 2005                             7.25%-10.00%          749,061       749,061
                                                                                                     ------------
Total                                                                                                  $8,685,328
                                                                                                     ============

* Denotes a party in interest.

                 See accompanying independent auditors' report.

Schedule 2

                        GETCHELL GOLD 401(k) SAVINGS PLAN

                  REPORTABLE TRANSACTIONS (FORM 5500, ITEM 27d)
                          Year Ended December 31, 1998


                                                                               PURCHASES                    SALES
                                                                             --------------     ----------------------------------
                                                                                                                          Realized
                                                                                                                            Gain/
                          DESCRIPTION OF ASSET                                   Price          Cost        Proceeds       (Loss)
------------------------------------------------------------------------         -----          ----        --------     ---------
Mutual Funds:
-------------
Schwab U.S. Treasury Money Fund *                                                $440,422      $292,973     $292,973     $      -
Dodge & Cox Balanced Fund                                                         766,598       582,876      535,937      (46,939)
Dodge & Cox Stock Fund                                                            799,267       424,534      486,577       62,043
Davis New York Venture Fund                                                       629,326       374,338      467,831       93,493

Common Stock -
------------
Getchell Gold Corporation Common Stock *                                          752,827       558,384      539,358       19,026

* Denotes a party in interest.

                 See accompanying independent auditors' report.

                                   SIGNATURES

           The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 27, 1999             Getchell Gold 401(k) Savings Plan


                                /s/ Donald O. Miller
                                ------------------------------------------
                                Donald O. Miller
                                Vice President and Chief Human Resource Officer


                                /s/ Donald S. Robson
                                ------------------------------------------
                                Donald S. Robson
                                Vice President and Chief Financial Officer
                                (Principal Financial Officer)


                                 /s/ R. David Russell
                                ------------------------------------------
                                 R. David Russell
                                 Vice President and Chief Operating Officer